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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2004	2003
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	21,406	21,313
Net income available to common shareholders	$10,910	$5,963
Net income per share—basic	$0.51	$0.28
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	21,406	21,313
Net effect of dilutive stock options based on the treasury stock method using the average market price	207	130

Total	21,613	21,443

Net income available to common shareholders	$10,910	$5,963
Net income per share—diluted	$0.50	$0.28

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  Exhibit 11.0
IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data) (Unaudited)